Form 10-K, Exhibit 13
period 1995-12-31
SILVER SCREEN PARTNERS IV L P
filed 1996-04-01
CIK 826600

1995 Annual Report



                                 SILVER SCREEN IV
                                 ----------------

(c)1996 Silver Screen Management Services, Inc. Design: Pentagram

SILVER SCREEN MANAGEMENT
SERVICES, INC.

OFFICERS:                                  DIRECTORS:

ROLAND W. BETTS                            PAUL BAGLEY
President and Chief Executive Officer      New York, New York

TOM A. BERNSTEIN                           TOM A. BERNSTEIN
Executive Vice President                   New York, New York

BARBARA STUBENRAUCH                        ROLAND W. BETTS
Senior Vice President                      New York, New York

RICHARD S. KASOF                           JOHN TOMMASINI
First Vice President                       New York, New York

DANA THAYER                                WILLIAM TURCHYN, JR.
First Vice President                       New York, New York

Liz A. Brevetti
Vice President

KEITH CHAMPAGNE
Vice President

EVELYN HALLEY
Vice President

STUART A. SHEINBAUM
Director of Investor Relations

CONCHETTA S. MAYFIELD
Director of Operations

PAUL RINDONE
Director of Operations

                              LETTER TO INVESTORS


Dear Limited Partners:

     Silver Screen Partners IV distributed over $48 million for the four quarters of 1995, bringing total distributions since the Partnership's inception in 1988 to $485 million. Of the $485 million, approximately 68% is return of capital and 32% is income.

     A substantial portion of the Partnership's 1995 revenue came in the form of Revenue Shortfall Payments for five films: "Where the Heart is," "Ernest Goes to Jail," "Betsy's Wedding," "Taking Care of Business," and "Mr. Destiny." Sales of merchandise related to "The Little Mermaid" and "Beauty and the Beast" continued to generate Partnership revenue. In addition, "The Marrying Man" and "Deceived" generated revenue from the U.S. network television market this past year.

     Three of our films became available to appear on basic cable television (USA Network) in 1995 ("Beaches," "Three Fugitives," and "Dead Poets Society"). Next year, two of our films will become available to appear on USA Network ("An Innocent Man" and "Blaze") and two other films will become available to the U.S. syndicated television market ("Pretty Woman" and "Dick Tracy").

     As discussed in our November 6, 1995 letter to investors, Silver Screen Partners IV and The Walt Disney Company have agreed on the sale of the Partnership's interest in the Disney-Silver Screen IV Joint Venture. Disney agreed to purchase the Silver Screen Partners IV interest for $330 million. This payment is scheduled to occur on the closing of the purchase on November 30, 1998.

     Distributions for Silver Screen Partners IV will continue as many of the Partnership's 33 films travel through U.S. and foreign television markets and as the Partnership receives Revenue Shortfall Payments for a number of films. As always, distributions depend on the amount of revenue generated each quarter, and will fluctuate accordingly.

     Tax information for preparing your 1995 income tax returns will be mailed to you by March 15. In the meantime, our Investor Relations Department is available to assist you with any questions you may have.

                    Sincerely,


                    /s/ ROLAND W. BETTS         /s/ TOM A. BERNSTEIN

                    Roland W. Betts             Tom A. Bernstein
                    President                   Executive Vice President
                                                January 24, 1996

                         REPORT OF INDEPENDENT AUDITORS

To the Partners
Silver Screen Partners IV, L.P.


     We have audited the accompanying balance sheets of Silver Screen Partners IV, L.P. (a limited partnership) as of December 31, 1995 and 1994, and the related statements of operations, partners' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Screen Partners IV, L.P. (a limited partnership) at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


                                           /s/ ERNST & YOUNG LLP

New York, New York
January 24, 1996

                                 BALANCE SHEETS



December 31, 1995 and 1994                                1995           1994
                                                     ------------   ------------
ASSETS

Current assets:

Cash .............................................   $    392,505   $  3,279,252

Temporary investments (at cost plus accrued
 interest, which approximates market) (Note 3) ...     42,422,608     59,582,252
                                                     ------------   ------------
Total current assets .............................     42,815,113     62,861,504

Investment in Joint Venture (Note 4) .............     95,691,312    130,533,642
                                                     ------------   ------------
                                                     $138,506,425   $193,395,146
                                                     ============   ============

LIABILITIES AND PARTNERS' EQUITY

Current liabilities:

Due to managing general partner ..................   $     60,728   $      7,715

Overhead fees payable (Note 6) ...................     25,542,750     27,936,444
                                                     ------------   ------------
Total current liabilities ........................     25,603,478     27,944,159

Other liabilities ................................        100,000        100,000
                                                     ------------   ------------
Total liabilities ................................     25,703,478     28,044,159
                                                     ------------   ------------
Partners' equity:

General partners (Note 1) ........................           --             --

Limited partners .................................    112,802,947    165,350,987
                                                     ------------   ------------
Total partners' equity ...........................    112,802,947    165,350,987
                                                     ------------   ------------
                                                     $138,506,425   $193,395,146
                                                     ============   ============



See notes to financial statements.

                            STATEMENTS OF OPERATIONS


Years ended December 31, 1995, 1994 and 1993      1995         1994         1993
                                           -----------  -----------  -----------
Revenues:

  Income from Joint Venture (Note 4) ....  $ 9,531,277  $23,023,577  $60,811,416

  Interest income .......................    2,604,893    1,927,300    1,458,200
                                           -----------  -----------  -----------
                                            12,136,170   24,950,877   62,269,616
                                           -----------  -----------  -----------
Costs and expenses:

General and administrative expenses
  (Note 6)                                   4,078,150    3,592,351    3,418,833
                                           -----------  -----------  -----------
Net Income ..............................  $ 8,058,020  $21,358,526  $58,850,783
                                           ===========  ===========  -----------
Net income allocated to:

  General partners ......................  $    80,580  $   213,585  $   588,508

  Limited partners ......................    7,977,440   21,144,941   58,262,275
                                           -----------  -----------  -----------
                                           $ 8,058,020  $21,358,526  $58,850,783
                                           ===========  ===========  ===========
Net income per $500 limited partnership
  unit (based on 800,000 units
  outstanding) .........................   $      9.97  $     26.43  $     72.83
                                           ===========  ===========  ===========
Cash distribution per $500 limited
  partnership unit ......................  $     75.00  $     70.00  $    131.00
                                           ===========  ===========  ===========

See notes to financial statements.


                        STATEMENTS OF PARTNERS' EQUITY

                                                General          Limited
Years Ended December 31, 1995, 1994 and 1993    Partners         Partners         Total
                                             -------------    -------------    -------------
Partners' equity, January 1, 1993 ..........   $        --      $ 247,565,920    $ 247,565,920

Net Income, 1993 ...........................         588,508       58,262,275       58,850,783

Distributions, 1993 ........................      (1,058,585)    (104,800,000)    (105,858,585)

Allocation under Treasury Regulation Section
 1.704-1(b) (Note 1) .......................         470,077         (470,077)            --
                                               -------------    -------------    -------------
Partners' equity, December 31, 1993 ........            --        200,558,118      200,558,118

Net income, 1994 ...........................         213,585       21,144,941       21,358,526

Distributions, 1994 ........................        (565,657)     (56,000,000)     (56,565,657)

Allocation under Treasury Regulation Section
 1.704-1(b) (Note 1) .......................         352,072         (352,072)            --
                                               -------------    -------------    -------------
Partners' equity, December 31, 1994 ........            --        165,350,987      165,350,987

Net income, 1995 ...........................          80,580        7,977,440        8,058,020

Distributions, 1995 ........................        (606,060)     (60,000,000)     (60,606,060)

Allocation under Treasury Regulation Section
 1.704-1(b) (Note 1) .......................         525,480         (525,480)            --
                                               -------------    -------------    -------------
Partners' equity, December 31, 1995 ........   $        --      $ 112,802,947    $ 112,802,947
                                               =============    =============    =============

See notes to financial statements.

                            STATEMENTS OF CASH FLOWS

Years ended December 31, 1995, 1994 and 1993             1995             1994             1993
                                                    -------------    -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income ......................................   $   8,058,020    $  21,358,526    $  58,850,783

Adjustments to reconcile net income to net cash provided by operating activities:

  Charge on overhead fee payable ................       2,646,998        2,659,778        2,409,671

  Net change in operating assets and liabilities:

    Decrease (increase) in accrued interest
     receivable .................................         245,769         (234,429)         (22,528)

    Increase (decrease) in due to managing
     general partner ............................          53,013          (58,421)          (2,485)

    Increase in overhead fee payable ............           9,308           68,379           19,669

    Drawing on overhead fee .....................      (5,050,000)            --           (100,000)
                                                    -------------    -------------    -------------
Net cash provided by operating activities .......       5,963,108       23,793,833       61,155,110
                                                    -------------    -------------    -------------

CASH FLOWS FROM INVESTING ACTIVITIES:

Investments in Joint Venture ....................         (78,566)        (669,832)        (618,450)

Distributions received from Joint Venture
  in excess of equity in income .................      34,920,896       35,073,101       54,614,312

Net sales (purchases) of temporary investments ..      16,913,875        1,543,813      (20,901,254)
                                                    -------------    -------------    -------------
Net cash provided by investing activities .......      51,756,205       35,947,082       33,094,608
                                                    -------------    -------------    -------------

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to partners .......................     (60,606,060)     (56,565,657)    (105,858,585)
                                                    -------------    -------------    -------------
Net cash used in financing activities ...........     (60,606,060)     (56,565,657)    (105,858,585)
                                                    -------------    -------------    -------------
Net (decrease) increase in cash .................      (2,886,747)       3,175,258      (11,608,867)

Cash, beginning of year .........................       3,279,252          103,994       11,712,861
                                                    -------------    -------------    -------------
Cash, end of year ...............................   $     392,505    $   3,279,252    $     103,994
                                                    =============    =============    =============


See notes to financial statements.

                         NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION

Silver Screen Partners IV, L.P. ("the Partnership") was formed on December 16, 1987 as a Delaware limited partnership and began operations on June 16, 1988. The Partnership formed a Joint Venture with The Walt Disney Company ("Disney") for the purpose of financing (in whole or in part), producing, acquiring and exploiting all feature-length theatrical motion pictures selected for production by Disney until the Partnership's funds were fully committed. The Partnership was obligated to use its best efforts to provide to the Joint Venture funds in an amount equal to 150% of the gross proceeds of the offering. The Partnership met this obligation through the use of a revolving credit facility and the reinvestment of Partnership funds. The Partnership provided financing for the Joint Venture's films, while Disney was responsible for the development and production or acquisition decisions on behalf of the Joint Venture in connection with the films.

     Silver Screen Management Services, Inc., a Delaware corporation, is the managing general partner ("MGP") of the Partnership and has exclusive responsibility for the management of the business and the affairs of the Partnership. Roland W. Betts, the President and principal shareholder of the MGP, is the individual general partner of the Partnership.

     The Partnership Agreement provides that all profits, losses and distributable cash ("Proceeds"), are allocated 99% to the limited partners and 1% to the general partners until the Partnership has satisfied certain tests. Thereafter, all Proceeds will be allocated 90% to the limited partners and 10% to the general partners until additional tests have been satisfied. Thereafter, Proceeds will be allocated 80% to the limited partners and 20% to the general partners. Cash generated by net gain from sale, as defined, will be allocated 85% to the limited partners and 15% to the general partners once the general partners have recovered an aggregate of 15% of the total cash generated by net gain from sale. The Partnership Agreement provides for the special allocation of income and gain, in accordance with Treasury Regulation Section 1.704-1(b), to eliminate any capital account deficit created through cash distributions to the general partners. This special allocation in 1995, 1994 and 1993 amounted to $525,480, $352,072 and $470,077, respectively, which represents $0.66, $0.44, and $0.59 per $500 limited partnership unit, respectively. Cash distributions to the limited partners are allocated pro rata according to the capital accounts of the respective limited partners.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Income taxes: No provision has been made for income taxes since the income or loss of the Partnership is required to be reported by the respective partners on their income tax returns.

3.   TEMPORARY INVESTMENTS

Temporary investments consist of the following:

                                                           1995           1994
                                                      -----------    -----------
Commercial paper                                      $42,422,608    $59,582,252
                                                      ===========    ===========

All  commercial  paper is rated by Standard & Poor's A1 or A1+.

1995 commercial paper matures between January 4 and January 29, 1996 and has interest rates ranging from 5.6% to 5.8%.

1994 commercial paper matured between January 5 and January 30, 1995 and had interest rates ranging from 5.42% to 6.00%.

4.   INVESTMENT IN JOINT VENTURE

The investment in the Disney-Silver Screen IV Joint Venture (the "Joint Venture") is accounted for using the equity method of accounting. Under the equity method, the investment is initially recorded at cost, and is thereafter increased by additional investments, adjusted by the Partnership's share of the Joint Venture's results of operations, and reduced by distributions received from the Joint Venture. The Joint Venture's fiscal year ends September 30, while the Partnership's fiscal year ends December 31. The 1995, 1994 and 1993 statements of operations reflect the Joint Venture's results of operations for its fiscal years ended September 30, 1995, 1994, and 1993.

     At the end of 1995, the Partnership entered into a buyout agreement (the "Agreement") with Disney (see Note 5). Under the terms of the Agreement, the

Partnership's influence over the Joint Venture has been reduced, and the amount of future revenues to be received from the Joint Venture has been approximately determined. As a result, the Partnership will account prospectively for its investment in the Joint Venture using the cost method of accounting. Under this method, distributions to be received will be recognized as income except that the investment will be reduced in the proportion that actual distributions received bear to ultimate revenues expected to be received.

The investment in Joint Venture at December 31, 1995 and 1994 is as follows:


                                                    1995               1994
                                               -------------      -------------

Balance, January 1 .......................     $ 130,533,642      $ 164,936,911

Investments, January 1 to December 31 ....            78,566            669,832

Income from the Joint Venture for the
  fiscal year ended September 30 .........         9,531,277         23,023,577

Distributions received, January 1
  to December 31 .........................       (44,452,173)       (58,096,678)
                                               -------------      -------------
Balance, December 31 .....................     $  95,691,312      $ 130,533,642
                                               =============      =============


For each Joint Venture film, all revenues received by the Joint Venture are allocated and distributed first to the Partnership and Disney in proportion to their respective investments in the budgeted or acquisition cost of each film until each has recovered its investment; second, net of participations, to Disney until it recovers any amounts paid for cost overruns; and thereafter, net of participations, 75% to the Partnership and 25% to Disney (adjusted for any Disney investment in the film other than cost overruns) until the Partnership has received an amount equal to 150% of its investment; and thereafter, 62-1/2% to the Partnership and 37-1/2% to Disney (adjusted for any Disney investment in the film other than cost overruns).

The condensed balance sheets for the Joint Venture at September 30, 1995 and 1994 were as follows:

                                                                 1995          1994
                                                            ------------   ------------
ASSETS
Receivable from Buena Vista Pictures Distribution, Inc. .   $ 23,252,574   $ 32,357,177

Receivable from Silver Screen Partners IV, L.P. .........          2,348        524,183

Film production costs, net of accumulated amortization of
   $622,097,592 and $564,432,481 ........................    132,457,711    190,665,946
                                                            ------------   ------------
                                                            $155,712,633   $223,547,306
                                                            ============   ============

LIABILITIES AND VENTURERS' CAPITAL

Accounts and distributions payable to:

   The Walt Disney Company ..............................   $  9,922,090   $ 18,311,333

   Silver Screen Partners IV, L.P. ......................     10,066,542      8,776,150

Deferred revenue ........................................      2,037,668      4,177,042

Venturers' capital:

   The Walt Disney Company ..............................     34,993,634     40,748,959

   Silver Screen Partners IV, L.P. ......................     98,692,699    151,533,822
                                                            ------------   ------------
                                                            $155,712,633   $223,547,306
                                                            ============   ============


The condensed statements of income for the Joint Venture for the years ended September 30, 1995, 1994 and 1993 were as follows:

                                                 1995           1994            1993
                                           -----------    -----------   -------------
Revenues ............................   $  83,979,513    $ 105,260,918    $ 206,633,009

Amortization of film production costs     (57,665,111)     (50,583,867)     (66,157,405)

Participation expense ...............      (7,594,341)     (13,902,997)     (37,162,011)
                                        -------------    -------------    -------------
Net income ..........................   $  18,720,061    $  40,774,054    $ 103,313,593
                                        =============    =============    =============




The Partnership's share of the September 30, 1995, 1994 and 1993 net income was $9,531,277, $23,023,577 and $60,811,416, respectively.

     Film costs include production costs, a 17.5% overhead charge on the budgeted film cost (payable 13.5% to Disney and 4% to the MGP), a development fee of $500,000 for each film payable to Disney, and interest on development costs, as contractually defined, payable to Disney. Film production costs are charged to earnings on an individual film basis in the ratio that the current year's revenues bear to Joint Venture management's estimate of ultimate revenues to be received from all sources. See Note 6 with respect to the Joint Venture's distribution agreement.

     Film costs are stated at the lower of cost or estimated net realizable value on an individual film basis. Revenue forecasts for all motion pictures are continually reviewed by Joint Venture management and revised when warranted by changing conditions. When estimates of ultimate revenues to be received indicate that a motion picture will result in an ultimate loss, additional amortization is provided to reduce the film to its net realizable value.

     All of the Joint Venture's motion pictures are completed and have been released and are currently in secondary markets (home video, pay television, free television, and syndication). Based on Joint Venture management's ultimate revenue estimates at September 30, 1995, all unamortized film production costs will be amortized during the next three years.

     Participations represent a participant's share of a motion picture's profits as contractually defined. An ultimate participation expense is determined for each motion picture using ultimate revenues. Revenue forecasts for all motion pictures are continually reviewed by Joint Venture management and ultimate participation expense is revised when warranted. Ultimate participation expense is charged to earnings on an individual film basis in the ratio that current year's revenues bear to Joint Venture management's estimate of the ultimate revenues to be received from all sources. Pursuant to the Joint Venture agreement, Disney is entitled to a participation in the profits of all animated films.

5.   DISNEY BUYOUT OF THE PARTNERSHIP

The Partnership has entered into an agreement (the "Agreement") with Disney providing for the sale to Disney of all of the Partnership's interest in the Joint Venture. The Agreement provides for the payment of the purchase price of $330,000,000 in cash (subject to certain adjustments with respect to revenues received from the exploitation of animated films). Closing will be on November 30, 1998. In addition to the purchase price, the Agreement provides that Buena Vista Pictures Distribution, Inc. ("Buena Vista"), a wholly owned subsidiary of Disney, will continue to account for and make payments to the Joint Venture, as required by the distribution agreement (defined in Note 7) for all revenues received by Buena Vista through April 30, 1998.

6.   OVERHEAD FEES PAYABLE

The Partnership Agreement provides that overhead fees received by the Partnership for the benefit of the MGP (see Note 4) will remain on account with the Partnership with the understanding that the MGP may draw from such account from time to time, in order to cover its actual operating expenses not reimbursed from other sources. Such amounts are included in the temporary investments and earn interest which accrues to the Partnership. The fees remaining on account will earn 10% per annum (compounded quarterly) for the MGP. The amount included in general and administrative expenses for the years ended December 31, 1995, 1994 and 1993 is $2,646,997, $2,659,778 and $2,409,671,
respectively. Any amount remaining in such account on January 2, 1997 will be paid to the MGP on such date. As of December 31, 1995 and 1994, the balance of such overhead fee payable account was $25,542,750 and $27,936,444, respectively.

7.   AGREEMENT WITH RELATED PARTIES

The Joint Venture has entered into a distribution agreement with Buena Vista whereby the Joint Venture has granted Buena Vista a license to distribute all the Joint Venture's films in all media throughout the world through December 31, 1998. The distribution agreement further provides that if the revenues received by the Joint Venture for a Joint Venture film are less than 100% of the film's budgeted film cost or acquisition cost, as defined, then five years after the release of that film, Buena Vista, to the extent it has retained revenues from that film, will pay the Joint Venture an additional amount (the "Revenue Shortfall Payment") sufficient to return the budgeted film cost or acquisition cost actually expended. If revenues retained by Buena Vista are not sufficient to return the budgeted film cost or acquisition cost, then the Joint Venture will receive 100% of the gross receipts (net of certain distribution costs) until the Joint Venture has received an amount equal to the unreimbursed portion of the revenue shortfall. Buena Vista will be entitled to recoup any Revenue Shortfall Payments from the Joint Venture's share of film revenue from such film after the Joint Venture has recouped its investment. The Partnership received Revenue Shortfall Payments during the years ended December 31, 1995 and 1994 of $26.0 million and $21.7 million, respectively. Disney has guaranteed Buena Vista's obligation to make Revenue Shortfall Payments, if any.

- --------------------------------------------------------------------------------
                                                                       Unaudited

VALUE PER UNIT BASED ON ANNUAL APPRAISAL

The appraised value per unit based upon projected cash flow as of December 31, 1995 is $460. The appraised value does not consider the time value of money.

CASH DISTRIBUTIONS

The Partnership made four distributions in 1995 totalling $75 or 15% per $500 unit. Cumulative distributions through December 31, 1995 totalled $595 or 119% per unit.

AVAILABILITY OF FORM 10-K

A copy of the Partnership's Annual Report to the SEC on Form 10-K may be obtained without charge by writing to the Partnership, c/o Silver Screen Management Services, Inc., 936 Broadway, New York, N.Y. 10010.

Silver Screen Management Services, Inc.
936 Broadway
New York, NY 10010

                                  Bulk Rate
                                U. S. Postage
                                     PAID
                                  Permit #9
                                  Boston, MA

                     DISNEY-SILVER SCREEN IV JOINT VENTURE
                          (A California Joint Venture)

                              Financial Statements

                           September 30, 1995 and 1994

Price Waterhouse LLP                            [GRAPHIC OMITTED]

                        Report of Independent Accountants
                        ---------------------------------


December 20, 1995

To the Joint Venturers of
Disney-Silver Screen IV Joint Venture

In our opinion, the accompanying balance sheet and the related statements of income, of Venturers' capital and of cash flows present fairly, in all material respects, the financial position of Disney-Silver Screen IV Joint Venture (a California Joint Venture) at September 30, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Joint Venture's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                                    /s/Price Waterhouse LLP

                    DISNEY - SILVER SCREEN IV JOINT VENTURE

                          (A California Joint Venture)

                               Balance Sheet


                                                   September 30,   September 30,
                                                       1995            1994
                                                  ------------      ------------

                                     ASSETS
                                     ------

Receivable from Buena Vista
  Pictures Distribution, Inc. ...............     $ 23,252,574     $ 32,357,177

Receivable from Silver
  Screen Partners IV, L.P. ..................            2,348          524,183

Film production costs, less accumulated
  amortization of $622,097,592 and
  $564,432,481 at September 30, 1995 and
  September 30, 1994, respectively ..........      132,457,711      190,665,946
                                                  ------------     ------------
                                                  $155,712,633     $223,547,306
                                                  ============     ============


                       LIABILITIES AND VENTURERS' CAPITAL
                       ----------------------------------

Accounts and distributions payable

  Silver Screen Partners IV, L.P. ...........     $ 10,066,542     $  8,776,150

  The Walt Disney Company ...................        9,922,090       18,311,333

Deferred revenue ............................        2,037,668        4,177,042

Venturers' capital

  Silver Screen Partners IV, L.P. ...........       98,692,699      151,533,822

  The Walt Disney Company ...................       34,993,634       40,748,959
                                                  ------------     ------------
                                                   133,686,333      192,282,781
                                                  ------------     ------------

                                                  $155,712,633     $223,547,306
                                                  ============     ============



See accompanying notes to financial statements.

                    DISNEY - SILVER SCREEN IV JOINT VENTURE

                          (A California Joint Venture)

                              Statement of Income



                                                   Year Ended
                                                  September 30,
                                                  -------------
                                     1995             1994            1993
                                -------------    -------------    -------------

Revenues ....................   $  83,979,513    $ 105,260,918    $ 206,633,009

Costs and expenses

Amortization of film
 production costs ...........     (57,665,111)     (50,583,867)     (66,157,405)

Participation expense

   The Walt Disney Company ..      (3,334,426)      (6,362,580)     (30,082,410)

   Third party participants .      (4,259,915)      (7,540,417)      (7,079,601)
                                -------------    -------------    -------------

Net income ..................   $  18,720,061    $  40,774,054    $ 103,313,593
                                =============    =============    =============



See accompanying notes to financial statements.

                     DISNEY - SILVER SCREEN IV JOINT VENTURE

                          (A California Joint Venture)

                         Statement of Venturers' Capital

                 Years Ended September 30, 1995, 1994, and 1993

                                            Silver Screen      The Walt
                                              Partners         Disney
                                              IV, L.P.         Company           Total
                                           -------------    -------------    -------------
Balance at September 30, 1992 ..........   $ 246,144,715    $  64,892,174      311,036,889

   Capital contributions (distributions)         752,686          (64,569)         688,117

   Net income ..........................      60,811,416       42,502,177      103,313,593

   Distributions .......................    (113,359,370)     (57,070,554)    (170,429,924)
                                           -------------    -------------    -------------
Balance at September 30, 1993 ..........   $ 194,349,447    $  50,259,228    $ 244,608,675

   Capital contributions (distributions)         227,728         (710,974)        (483,246)

   Net income ..........................      23,023,577       17,750,477       40,774,054

   Distributions .......................     (66,066,930)     (26,549,772)     (92,616,702)
                                           -------------    -------------    -------------
Balance at September 30, 1994 ..........     151,533,822       40,748,959      192,282,781

   Capital (distributions) contributions        (254,451)         696,107          441,656

   Net income ..........................       9,531,277        9,188,784       18,720,061

   Distributions .......................     (62,117,949)     (15,640,216)     (77,758,165)
                                           -------------    -------------    -------------
Balance at September 30, 1995 ..........   $  98,692,699    $  34,993,634    $ 133,686,333
                                           =============    =============    =============



See accompanying notes to financial statements.

                     DISNEY - SILVER SCREEN IV JOINT VENTURE

                          (A California Joint Venture)

                             Statement of Cash Flows

                                                                        Year Ended
                                                                       September 30,
                                                                       -------------
                                                           1995           1994               1993
                                                      -------------    -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income ......................................   $  18,720,061    $  40,774,054    $ 103,313,593

  Adjustments to reconcile net income to net cash provided by operating activities:

    Charges to income not requiring cash outlays

      Amortization of film production costs .......      57,665,111       50,583,867       66,157,405

    Change in assets and liabilities

      Decrease (increase) in receivable from Buena
      Vista Pictures Distribution, Inc. ...........       9,104,603       12,742,113       (5,798,392)

      (Decrease) increase in participations payable
      to The Walt Disney Company ..................      (9,808,498)     (27,150,328)       8,658,910

      (Decrease) increase in deferred revenue .....      (2,139,374)      (4,358,418)       1,613,051
                                                      -------------    -------------    -------------
  Total adjustments ...............................      54,821,842       31,817,234       70,630,974
                                                      -------------    -------------    -------------
Net cash provided by operating activities .........      73,541,903       72,591,288      173,944,567
                                                      -------------    -------------    -------------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Capital contributions (distributions)

    Silver Screen Partners IV, L.P. ...............         267,384          568,368          944,754

    The Walt Disney Company .......................         696,107         (710,974)         (64,569)

  Distributions

    Silver Screen Partners IV, L.P. ...............     (60,827,557)     (54,500,151)    (116,047,990)

    The Walt Disney Company .......................     (13,904,590)     (18,982,087)     (59,489,011)
                                                      -------------    -------------    -------------
Net cash used by financing activities .............     (73,768,656)     (73,624,844)    (174,656,816)
                                                      -------------    -------------    -------------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Film production costs reduction .................         226,753        1,033,556          712,249
                                                      -------------    -------------    -------------

Net change in cash, and cash at end of period .....            --      $        --      $        --
                                                      =============    =============    =============



See accompanying notes to financial statements.

                      DISNEY-SILVER SCREEN IV JOINT VENTURE
                          (A California Joint Venture)

                          Notes to Financial Statements

                               September 30, 1995


(1)  ORGANIZATION AND SIGNIFICANT AGREEMENTS

     Organization
     ------------

     The Disney-Silver Screen IV Joint Venture (Joint Venture) was formed under the laws of the State of California on December 23, 1987 pursuant to a Joint Venture agreement (JV Agreement) between the Walt Disney Company (Disney) and Silver Screen IV, L.P. (Silver Screen), collectively referred to as the Venturers. The Joint Venture was formed to finance, produce and exploit feature length live action and animated theatrical motion pictures selected for production by Disney. Silver Screen was capitalized through a public offering of limited partnership units and has provided approximately $600 million of funding to the Joint Venture.

     Joint Venture Agreement
     -----------------------

     The JV Agreement sets forth the rights and obligations of the Venturers, including their capital contribution requirements and sharing of net proceeds and tax attributes. The JV Agreement requires Silver Screen to provide substantially all the financing for the Joint Venture's films, while Disney is required to finance all necessary costs in excess of Silver Screen's limits and is solely responsible for all decisions incidental to the development and production or acquisition of motion pictures for the Joint Venture. Silver Screen's financing contribution is limited to 100% of the budgeted film production costs (BFC), as contractually defined. At its option, Silver Screen may limit its contribution to $20 million per film. The Joint Venture is managed by Disney.

     Revenues received by the Joint Venture from each film are distributed first to Silver Screen and Disney in proportion to their respective investments in the film's BFC until each has received an amount equal to its investment in the film's BFC. Thereafter, revenues are distributed to Disney until it has received an amount equal to its investment in film production costs in excess of the film's BFC. Thereafter, revenues, net of participations, are distributed 75% to Silver Screen and 25% to Disney, as adjusted for any Disney investment in the film's BFC, until Silver Screen has received an amount equal to 150% of its investment. Thereafter, all remaining revenues, net of participations are distributed 62.5% to Silver Screen and 37.5% to Disney, as adjusted for any Disney investment in the film's EFC.

     On September 29, 1995, Disney entered into an agreement (Purchase Agreement) with Silver Screen to purchase all of Silver Screen's rights and interest in, to and under the JV Agreement and the distribution agreement (as defined below). The Purchase Agreement provides for the payment of the purchase price (subject to certain adjustments with respect to animated films) on November 30, 1998 (or such later date as mutually agreed to by the parties) and requires Buena Vista Pictures Distribution, Inc. (Buena

                      DISNEY-SILVER SCREEN IV JOINT VENTURE
                          (A California Joint Venture)

                          Notes to Financial Statements
                               September 30, 1995

     Vista), a wholly owned subsidiary of Disney, to continue accounting for and making payments to the Joint Venture as required by the distribution agreement for all revenues received through April 30, 1998. After the payment of the purchase price, the Joint Venture will be dissolved. Until such time, the Joint Venture financial statements will be prepared in accordance with the accounting policies described below.

     Distribution Agreement
     ----------------------

     Concurrent with its formation, the Joint Venture entered into a distribution agreement with Buena Vista, for the distribution of all films produced by the Joint Venture in all media throughout the world, and shall be renewable on terms and conditions set forth in the distribution agreement. From the revenues received from the distribution of the Joint Venture films net of certain contractually defined costs, Buena Vista retains a distribution fee, as contractually defined, and an amount to recoup residuals it has paid, and remits the balance of the revenues to the Joint Venture. The receivable from Buena Vista relates to receivables due to Buena Vista from exhibitors and distributors of motion picture products.

     If the total revenues received by the Joint Venture five years after the release of each film are less than 100% of the Joint Venture's investment in the BFC of that film, Buena Vista is required to pay the Joint Venture an additional amount (the "Revenue Shortfall Payment") to the extent it has retained revenues from the film. Buena Vista will be entitled to recoup any Revenue Shortfall Payment from the Joint Venture's share of revenues from the film after the date of such payment. Disney has guaranteed Buena Vista's obligation to make Revenue Shortfall Payments, if any.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Revenue Recognition
     -------------------

     All of the Joint Venture's motion pictures have been produced for theatrical release as its primary market. Revenues from theatrical distribution of motion pictures are recognized when revenues are reported by distributors. Television licensing revenues are recognized when the motion picture is available for telecasting by the licensee and when certain other conditions are met. Revenues from the sale of home video cassettes are recognized, net of an allowance for estimated returns, on the date that they are made widely available for sale by retailers.

     Generally, motion pictures are first made available for six months after theatrical release for home video, one year after theatrical release for pay television, two to three years after theatrical release for initial free television, and approximately three to five years after theatrical release for syndication.

                      DISNEY-SILVER SCREEN IV JOINT VENTURE
                          (A California Joint Venture)

                          Notes to Financial Statements
                               September 30, 1995


     Revenues are presented net of the amount Buena Vista retains, as described above.

     Accounting for Film Production Costs
     ------------------------------------

     Film production costs include production costs, a 17.5% overhead charge payable 13.5% to Disney and 4% to Silver Screen, a development fee of $500,000 for each film payable to Disney, and interest on development costs, as contractually defined, payable to Disney. These costs are expected to benefit future periods. Film production costs are charged to earnings on an individual film basis in the ratio that the current year's revenues bear to management's estimate of ultimate revenues from all sources.

     Film production costs are stated at the lower of cost or estimated net realizable value on an individual film basis. Revenue forecasts for all motion pictures are continually reviewed by management and revised when warranted by changing conditions. When estimates of ultimate revenues indicate that a motion picture will result in an ultimate loss, additional amortization is provided to reduce the film to its net realizable value.

     All of the Joint Venture's motion pictures are completed, released, and are currently in secondary markets (home video, pay television, free television, and syndication). Based on management's ultimate revenue estimates at September 30, 1995, approximately 100% of unamortized film production costs will be amortized during the next three years.

     Participation Expense
     ---------------------

     Participations represent a participant's share of motion picture's profits as contractually defined. An ultimate participation expense is determined for each motion picture using ultimate revenues. Revenue forecasts for all motion pictures are continually reviewed by management and ultimate participation expense is revised when warranted. Ultimate participation expense is charged to earnings on an individual film basis in the ratio that the current year's revenues bear to management's estimate of ultimate revenues from all sources. Pursuant to the JV Agreement, Disney is entitled to a participation in the profits of all animated films.

     Revenue Shortfall Payment
     -------------------------

     The Revenue Shortfall Payment (as defined above) is recognized when earned. The revenue is earned five years after the release date of the film. Revenue Shortfall Payments made to the Joint Venture for the years ended September 30, 1995, 1994, and 1993 totaled $44,249,551, $10,016,536 and $0, respectively.

                      DISNEY-SILVER SCREEN IV JOINT VENTURE
                          (A California Joint Venture)

                          Notes to Financial Statements
                               September 30, 1995

     Income Taxes
     ------------

     The Joint Venture is treated as a partnership for Federal and State income tax purposes. Accordingly, no provision for income taxes has been made in the accompanying financial statements since the Joint Venture's results of operations are reported in the income tax returns of the Venturers.


(3)  RECEIVABLE FROM SILVER SCREEN

     Receivable from Silver Screen Partners IV, L.P.:


                                                   September 30,   September 30,
                                                       1995             1994
                                                     --------         --------

  Accrued film cost funding ....................     $   --           $316,371

  Accrued participations funding ...............        2,348          207,812
                                                     --------         --------
                                                     $  2,348         $524,183
                                                     ========         ========


(4)  ACCOUNTS AND DISTRIBUTIONS PAYABLE

                                                   September 30,   September 30,
                                                       1995             1994
                                                     -----------     -----------
  Due to Silver Screen Partners IV, L.P.:
    Distributions payable, net .................     $10,066,542     $ 8,776,150
                                                     ===========     ===========

  Due to The Walt Disney Company:

     Participations payable ....................     $ 7,524,010     $17,332,508

     Distributions payable, net ................       2,398,080         662,454

     Film cost funding payable .................            --           316,371
                                                     -----------     -----------
                                                     $ 9,922,090     $18,311,333
                                                     ===========     ===========

                    DISNEY - SILVER SCREEN IV JOINT VENTURE

                          (A California Joint Venture)

                          Quarterly Financial Summary

                                   (Unaudited)


                                              Three Months Ended
                           ------------------------------------------------------------
                            December 31      March 31        June 30       September 30
                           ------------    ------------    ------------    ------------
FISCAL 1995
- -----------

Revenues ...............   $ 36,536,587    $ 19,822,871    $ 16,688,328    $ 10,931,727

Costs and expenses

  Amortization of film
   production costs ....    (30,456,341)    (11,188,418)    (10,567,372)   ($ 5,452,980)


  Participation expense      (1,227,900)      1,847,356      (6,242,379)   ($ 1,971,418)
                           ------------    ------------    ------------    ------------
Net income .............   $  4,852,346    $ 10,481,809    ($   121,423)   $  3,507,329
                           ============    ============    ============    ============

FISCAL 1994
- -----------

Revenues ...............   $ 35,679,736    $ 24,921,795    $ 24,460,652    $ 20,198,735

Costs and expenses

  Amortization of film
   production costs ....    (20,205,241)    (12,301,885)    (11,020,440)     (7,056,301)

   Participation expense     (4,115,072)     (2,809,903)     (4,202,501)     (2,775,521)
                           ------------    ------------    ------------    ------------

Net income .............   $ 11,359,423    $  9,810,007    $  9,237,711    $ 10,366,913
                           ============    ============    ============    ============

