Form 10-K, Exhibit 13
period 1996-12-31
SILVER SCREEN PARTNERS IV L P
filed 1997-03-25
CIK 826600

[Silver Screen logo]

(c)1997 Silver Screen Management Services, Inc.
Design: Pentagram

SILVER SCREEN MANAGEMENT
SERVICES, INC.

Officers:                                      Directors:
---------                                      ----------

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

Paul Rindone
Director of Operations

LETTER TO INVESTORS

Dear Limited Partners:

Silver Screen Partners IV distributed over $93 million for the four quarters of 1996, bringing total distributions since the Partnership's inception in 1988 to over $578 million. Of the $578 million, approximately 69% is return of capital and 31% is income.

     A substantial portion of the Partnership's 1996 revenue came in the form of Revenue Shortfall Payments for eleven films. Sales of merchandise related to "The Little Mermaid" and "Beauty and the Beast" also contributed to Partnership revenue during the year. Our other animated film, "The Rescuers Down Under," produced revenue from the foreign home video market.

     During 1996, two of our films became available to appear on USA Network ("An Innocent Man" and "Blaze") and two other films became available to the U.S. syndicated television market ("Pretty Woman" and "Dick Tracy"). In 1997, four films will become available to the U.S. syndicated television market ("Ernest Goes to Jail," "Taking Care of Business," "The Rocketeer" and "Deceived"). Partnership revenue in the future is also expected to be generated from the only remaining Revenue Shortfall Payment ("Blame It on the Bellboy"), the re-release of "The Little Mermaid" (scheduled for this fall), as well as from the proceeds of the Disney buyout of the Silver Screen IV-Disney Joint Venture. As always, distributions depend on the amount of revenue generated each quarter, and will fluctuate accordingly. There may be quarters when no distributions will be paid.

     Between now and the dissolution of the Partnership, current expectations are that, after expenses, Silver Screen Partners IV will distribute approximately $300 to $330 per unit to investors (this amount includes all anticipated future quarterly distributions and the buyout proceeds from Disney). The closing of the purchase by Disney is scheduled to occur on November 30, 1998. The final distribution and dissolution of the Partnership is expected to take place before December 31, 1998. These figures and dates represent our best estimates as of today.

     As explained in previous correspondence, a number of private investment groups have sent out correspondence relating to a tender offer for units in Silver Screen Partners IV, and there may be other such offers in the future. Silver Screen Partners IV and Silver Screen Management Services, Inc. are not affiliated in any way with these firms and can make no recommendation as to the merits of any past or future tender offer. If and when you receive such solicitations, if you are not interested in selling your units, no action by you is required. We hope this information will help you in evaluating the various bids from the tender offer groups.

     Tax information for preparing your 1996 income tax returns will be mailed to you by March 15. In the meantime, our Investor Relations Department is available to assist you with any questions you may have. Please note our new telephone number and address listed on the back of this report.

Sincerely,


/s/ Roland W. Betts
--------------------
Roland W. Betts
President


/s/ Tom S. Bernstein
--------------------
Tom S. Bernstein
Executive Vice President

January 24, 1997

              REPORT OF INDEPENDENT AUDITOR'S FINANCIAL STATEMENTS

To the Partners
Silver Screen Partners IV, L.P.

     We have audited the accompanying balance sheets of Silver Screen Partners IV, L.P. (a limited partnership) as of December 31, 1996 and 1995, and the related statements of operations, partners' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Screen Partners IV, L.P. (a limited partnership) at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                       /s/ Ernst & Young LLP


New York, New York

January 24, 1997

                                 BALANCE SHEETS

December 31, 1996 and 1995                               1996             1995
--------------------------                        ------------      ------------
ASSETS

CURRENT ASSETS:

Cash .......................................      $    314,835      $    392,505
Temporary investments (at cost plus
  accrued interest,
  which approximates market) ...............        25,794,708        42,422,608
                                                  ------------      ------------
Total current assets .......................        26,109,543        42,815,113
Investment in Joint Venture ................        74,211,904        95,691,312
                                                  ------------      ------------
                                                  $100,321,447      $138,506,425
                                                  ============      ============
LIABILITIES AND PARTNERS' EQUITY

CURRENT LIABILITIES:
Due to managing general partner ............      $      4,960      $     60,728
Accrued unincorporated business tax ........           153,419              --
Overhead fees payable ......................        23,839,420        25,542,750
                                                  ------------      ------------
Total current liabilities ..................        23,997,799        25,603,478
Other liabilities ..........................              --             100,000
                                                  ------------      ------------

Total liabilities ..........................        23,997,799        25,703,478
                                                  ------------      ------------
Partners' equity:
General partners ...........................              --                --
Limited partners ...........................        76,323,648       112,802,947
                                                  ------------      ------------
Total partners' equity .....................        76,323,648       112,802,947
                                                  ------------      ------------
                                                  $100,321,447      $138,506,425
                                                  ============      ============



                       See notes to financial statements.

                            STATEMENTS OF OPERATIONS

Years ended December 31, 1996, 1995 and 1994       1996          1995         1994
--------------------------------------------     --------      --------     --------
Revenues:

Income from Joint Venture .................  $ 77,285,458   $ 9,531,277    $ 23,023,577
Interest income ...........................     2,633,888     2,604,893       1,927,300
                                             ------------   -----------    ------------
                                               79,919,346    12,136,170      24,950,877
Costs and expenses:

General and administrative ................     3,209,723     4,078,150       3,592,351
                                             ------------   -----------    ------------
Income before income taxes ................    76,709,623     8,058,020      21,358,526
Unincorporated business tax ...............     1,148,519         --              --
                                             ------------   -----------    ------------
Net income ................................  $ 75,561,104   $ 8,058,020     $21,358,526
                                             ============   ===========    ============
Net income allocated to:

General partners ..........................   $ 2,908,830   $    80,580    $    213,585
Limited partners ..........................    72,652,274     7,977,440      21,144,941
                                             ------------   -----------    ------------
                                             $ 75,561,104   $ 8,058,020    $ 21,358,526
                                             ============   ===========    ============
Net income per $500 limited
  partnership unit
  (based on 800,000 units outstanding) ....  $      90.82   $      9.97 $         26.43
                                             ============   ===========    ============
Cash distribution per $500 limited
  partnership unit ........................  $     131.50 $       75.00 $         70.00
                                             ============   ===========    ============


                       See notes to financial statements.



                         STATEMENTS OF PARTNERS' EQUITY

                                                  General          Limited
Years ended December 31, 1996, 1995 and 1994      Partners         Partners             Total
--------------------------------------------    -----------      -----------      ------------
Partners' equity, January 1, 1994 ..........   $        --      $ 200,558,118    $ 200,558,118
Net income, 1994 ...........................         213,585       21,144,941       21,358,526
Distributions, 1994 ........................        (565,657)     (56,000,000)     (56,565,657)
Allocation under Treasury Regulation Section
   1.704-1(b) ..............................         352,072         (352,072)            --
                                                 -----------      -----------     ------------
Partners' equity, December 31, 1994 ........            --        165,350,987      165,350,987
Net income, 1995 ...........................          80,580        7,977,440        8,058,020
Distributions, 1995 ........................        (606,060)     (60,000,000)     (60,606,060)
Allocation under Treasury Regulation Section
   1.704-1(b) ..............................         525,480         (525,480)            --
                                                 -----------      -----------     ------------
Partners' equity, December 31, 1995 ........            --        112,802,947      112,802,947
Net income, 1996 ...........................       2,908,830       72,652,274       75,561,104
Distributions, 1996 ........................      (6,840,403)    (105,200,000)    (112,040,403)
Allocation under Treasury Regulation Section
   1.704-1(b) ..............................       3,931,573       (3,931,573)            --
                                                 -----------      -----------     ------------
Partners' equity, December 31, 1996 ........   $        --      $  76,323,648    $  76,323,648
                                                 ===========      ===========     ============

                       See notes to financial statements.

                            STATEMENTS OF CASH FLOWS

Years ended December 31, 1996, 1995 and 1994              1996            1995            1994
--------------------------------------------          ----------      ---------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ....................................   $  75,561,104    $   8,058,020    $  21,358,526

Adjustments to reconcile net income to net cash provided by operating activities:

(Increase) decrease in accrued interest
  receivable ..................................         (10,131)         245,769         (234,429)
Charge on overhead fee payable ................       2,296,670        2,646,998        2,659,778
Net change in operating assets and liabilities:
(Decrease) increase in due to managing
   general partner ............................         (55,768)          53,013          (58,421)
Increase in accrued unincorporated business tax         153,419             --               --
Decrease in other liabilities .................        (100,000)            --               --
Increase in overhead fee payable ..............            --              9,308           68,379
Drawing on overhead fee .......................      (4,000,000)      (5,050,000)            --
                                                  -------------    -------------    -------------
Net cash provided by operating activities .....      73,845,294        5,963,108       23,793,833
                                                  -------------    -------------    -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in Joint Venture ..................            --            (78,566)        (669,832)
Distributions received from Joint Venture in
  excess of equity in income ..................            --         34,920,896       35,073,101
Decrease in investment in Joint Venture .......      21,479,408             --               --
Net sales of temporary investments with
  maturities of three months or less, net .....      16,638,031       16,913,875        1,543,813
                                                  -------------    -------------    -------------
Net cash provided by investing activities .....      38,117,439       51,756,205       35,947,082
                                                  -------------    -------------    -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to partners .....................    (112,040,403)     (60,606,060)     (56,565,657)
                                                  -------------    -------------    -------------
Net cash used in financing activities .........    (112,040,403)     (60,606,060)     (56,565,657)
                                                  -------------    -------------    -------------
Net (decrease) increase in cash ...............         (77,670)      (2,886,747)       3,175,258
Cash, beginning of year .......................         392,505        3,279,252          103,994
                                                  -------------    -------------    -------------
Cash, end of year .............................   $     314,835    $     392,505    $   3,279,252
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

     The Partnership Agreement provides that all profits, losses and distributable cash ("Proceeds"), are allocated 99% to the limited partners and 1% to the general partners until the Partnership has satisfied certain tests. Thereafter, all Proceeds will be allocated 90% to the limited partners and 10% to the general partners until additional tests have been satisfied. Thereafter, Proceeds will be allocated 80% to the limited partners and 20% to the general partners. Cash generated by net gain from sale, as defined, will be allocated 85% to the limited partners and 15% to the general partners once the general partners have recovered an aggregate of 15% of the total cash generated by net gain from sale. The Partnership Agreement provides for the special allocation of income and gain, in accordance with Treasury Regulation Section 1.704-1(b), to eliminate any capital account deficit created through cash distributions to the general partners. This special allocation in 1996, 1995 and 1994 amounted to $3,931,573, $525,480 and $352,072, respectively, which represents $4.91, $.66, and $.44 per $500 limited partnership unit, respectively. Cash distributions to the limited partners are allocated pro rata according to the capital accounts of the respective limited partners.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes: No provision has been made for income taxes except for the City of New York unincorporated business tax since the income or loss of the Partnership is required to be reported by the respective partners on their income tax returns (see Note 7).


3.  TEMPORARY INVESTMENTS

Temporary investments consisted of the following:

                         1996           1995
                     --------      ---------
Commercial
  paper ........  $25,794,708    $42,422,608
                  ===========    ===========

All  commercial  paper is rated by Standard & Poor's A1 or A1+.

1996 commercial paper matured between January 2 and January 23, 1997 and had interest rates ranging from 5.25% to 5.38%.

1995 commercial paper matured between January 4 and January 29, 1996 and had interest rates ranging from 5.6% to 5.8%.


4.  INVESTMENT IN JOINT VENTURE

The Partnership entered into a Letter Agreement (the "Buyout Agreement") with Disney dated September 11, 1995 providing for the sale to Disney of all of the Partnership's interest in the Joint Venture. The Buyout Agreement provides for the payment of the purchase price of $330,000,000, in cash (subject to certain adjustments with respect to revenues received from the exploitation of animated films). Closing is scheduled to occur on November 30, 1998 subject to satisfaction of certain customary conditions. In addition to the purchase price, the Buyout Agreement provides that Buena Vista Pictures Distribution, Inc. ("BV") will continue to account for and make payments to the Joint Venture, as required by the Distribution Agreement for all revenues received by BV through April 30, 1998.

As a result of the Buyout Agreement, the Partnership is using the cost method of accounting starting January 1, 1996. Under the cost method, distributions received are recognized as income and investments will be reduced in proportion to the actual cash received to ultimate revenues expected to be received.

     The investment in the Disney-Silver Screen IV Joint Venture (the "Joint Venture") was accounted for using the equity method of accounting. Under the equity method, the investment was initially recorded at cost, and was thereafter increased by additional investments, adjusted by the Partnership's share of the Joint Venture's results of operations, and reduced by distributions received from the Joint Venture. The Joint Venture's fiscal year ends September 30, while the Partnership's fiscal year ends December 31. The 1995 and 1994 statements of operations reflect the Joint Venture's results of operations for its fiscal years ended September 30, 1995, and 1994. The investment in the Joint Venture on January 1, 1996 totalled $95,691,312.

The investment in Joint Venture at December 31, 1995 was as follows:

                                                                         1995
                                                                  -------------
Balance, January 1 .........................................      $ 130,533,642
Investments, January 1 to December 31 ......................             78,566
Income from the Joint Venture for the
   fiscal year ended September 30 ..........................          9,531,277
Distributions received, January 1 to December 31 ...........        (44,452,173)
                                                                  -------------
Balance, December 31 .......................................      $  95,691,312
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

The condensed balance sheet for the Joint Venture at September 30, 1995 was as follows:

                                                                         1995
                                                                    ------------
ASSETS
Receivable from Buena Vista Pictures Distribution, Inc. .......     $ 23,252,574
Receivable from Silver Screen Partners IV, L.P. ...............            2,348
Film production costs, net of accumulated amortization
  of $622,097,592 .............................................      132,457,711
                                                                    ------------
                                                                    $155,712,633
                                                                    ============
LIABILITIES AND VENTURERS' CAPITAL
Accounts and distributions payable to:
 The Walt Disney Company ......................................     $  9,922,090
 Silver Screen Partners IV, L.P. ..............................       10,066,542
Deferred revenue ..............................................        2,037,668
Venturers' capital:
 The Walt Disney Company ......................................       34,993,634
 Silver Screen Partners IV, L.P. ..............................       98,692,699
                                                                    ------------
                                                                    $155,712,633
                                                                    ============


The condensed statements of income for the Joint Venture for the years ended September 30, 1995 and 1994 were as follows:

                                                    1995                1994
                                              -------------       -------------
Revenues ...............................      $  83,979,513       $ 105,260,918
Amortization of film production
  costs ................................        (57,665,111)        (50,583,867)
Participation expense ..................         (7,594,341)        (13,902,997)
                                              -------------       -------------
Net income .............................      $  18,720,061       $  40,774,054
                                              =============       =============

The Partnership's share of the September 30, 1995 and 1994 net income was $9,531,277 and $23,023,577, respectively.

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

     All of the Joint Venture's motion pictures are completed, have been released, and are currently in secondary markets (home video, pay television, free television, and syndication). Based on Joint Venture management's ultimate revenue estimates at September 30, 1995, all unamortized film production costs will be amortized during the next two years.

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


5.  OVERHEAD FEES PAYABLE

The Partnership Agreement provides that overhead fees received by the Partnership for the benefit of the MGP (see Note 4) will remain on account with the Partnership with the understanding that the MGP may draw from such account from time to time, in order to cover its actual operating expenses not reimbursed from other sources. Such amounts are included in the temporary investments and earn interest which accrues to the Partnership. The fees remaining on account will earn 10% per annum (compounded quarterly) for the MGP. The amount included in general and administrative expenses for the years ended December 31, 1996, 1995 and 1994 is $2,296,670, $2,646,997 and $2,659,778,
respectively. The balance of $23,852,664 of such overhead fee was paid on January 2, 1997.


6.  AGREEMENT WITH RELATED PARTIES

The Joint Venture entered into a distribution agreement with Buena Vista Pictures Distribution, Inc. ("Buena Vista"), a wholly-owned subsidiary of
Disney. The agreement provides that the Joint Venture grant Buena Vista a license to distribute all the Joint Venture's films in all media throughout the world through December 31, 1998. The distribution agreement provides that if the revenues received by the Joint Venture for a Joint Venture film were less than 100% of the film's budgeted film cost or acquisition cost, as defined, actually expended, then, five years after the release of that film, Buena Vista, to the extent it retained revenues from that film, would pay the Joint Venture an additional amount (the "Revenue Shortfall Payment") sufficient to return the budgeted film cost or acquisition cost actually expended. If revenues retained by Buena Vista are not sufficient to return the budgeted film cost or acquisition cost, then the Joint Venture will receive 100% of the gross receipts (net of certain distribution costs) until the Joint Venture has received an amount equal to the unreimbursed portion of the revenue shortfall. Buena Vista will be entitled to recoup any Revenue Shortfall Payments from the Joint Venture's share of film revenue from such film after the Joint Venture has recouped its investment. The Partnership received Revenue Shortfall Payments during the years ended December 31, 1996 and 1995 of $87.0 million and $26.0 million, respectively. Disney guaranteed Buena Vista's obligation to make Revenue Shortfall Payments.


7.  UNINCORPORATED BUSINESS TAX

On September 30, 1996, the Partnership received an assessment from New York City regarding unincorporated business tax covering all periods from inception through December 31, 1995 of $1,095,100 (including interest). This liability was paid on the date of assessment. The Unincorporated Business Tax Expense reflects the excess of this payment over an amount previously established as a contingency reserve plus a provision for 1996.

================================================================================
                                                                       Unaudited

Value per unit based on annual appraisal
----------------------------------------

The appraised value per unit based upon projected cash flow as of December 31, 1996 is $341. The appraised value does not consider the time value of money.


Cash distributions
------------------

The Partnership made four distributions in 1996 totalling $131.50 or 26% per $500 unit. Cumulative distributions through December 31, 1996 totalled $726 or 145% per unit.


Availability of Form 10-K
-------------------------

A copy of the Partnership's Annual Report to the SEC on Form 10-K may be obtained without charge by writing to the Partnership, c/o Silver Screen Management Services, Inc., Chelsea Piers-Pier 62, Suite 300, New York, N.Y. 10011.

Silver Screen Management Services, Inc.
Chelsea Piers-Pier 62
Suite 300 New York, NY 10011
(212) 336-6700


                                  Bulk Rate
                                U. S. Postage
                                     PAID
                                  Permit #9
                                  Boston, MA