Form 10-K, Exhibit 13
period 1997-12-31
SILVER SCREEN PARTNERS IV L P
filed 1998-03-31
CIK 826600

1997 Annual Report
                       [Silver Screen logo]

(c)1998 Silver Screen Management Services, Inc.
Design: Pentagram

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

Paul Rindone
Director of Operations

                              LETTER TO INVESTORS

Dear Limited Partners:

     Silver Screen Partners IV distributed over $16 million for the four quarters of 1997, bringing total distributions since the Partnership's inception in 1988 to $595 million. This represents total distributions of $747.19 per $500 unit. Of the $595 million, approximately 62% is return of capital and 38% is income.

     During 1997, the majority of Partnership revenue came from sales of merchandise related to "The Little Mermaid" and "Beauty and the Beast." Our other animated film, "The Rescuers Down Under," produced revenue from the foreign home video market. "Pretty Woman" contributed revenue from the U.S. syndication and foreign free television markets. "Blame It on the Bellboy" generated additional revenue in the form of the final Revenue Shortfall Payment to the Partnership.

     Partnership revenue in the future is expected to be generated from the 1997 U.S. theatrical re-release of "The Little Mermaid", as well as from the proceeds of the Disney buyout of the Silver Screen IV-Disney Joint Venture. As always, distributions depend on the amount of revenue generated each quarter, and will fluctuate accordingly. There may be quarters when no distributions will be paid.

     Between now and the dissolution of the Partnership, current expectations are that, after expenses, Silver Screen Partners IV will distribute approximately $280 to $310 per unit to investors (this amount includes all anticipated future quarterly distributions and the buyout proceeds from Disney). The closing of the purchase by Disney is scheduled to occur on November 30, 1998. The final distribution and dissolution of the Partnership is expected to take place on or before December 31, 1998. These figures and dates represent our best estimates as of today.

     Tax information for preparing your 1997 income tax returns will be mailed to you by March 15. In the meantime, our Investor Relations Department is available to assist you with any questions you may have.

Sincerely,


/s/ Roland W. Betts
--------------------
Roland W. Betts
President


/s/ Tom S. Bernstein
--------------------
Tom S. Bernstein
Executive Vice President

January 23, 1998

                         REPORT OF INDEPENDENT AUDITORS

To the Partners
Silver Screen Partners IV, L.P.

     We have audited the accompanying balance sheets of Silver Screen Partners IV, L.P. (a limited partnership) as of December 31, 1997 and 1996, and the related statements of operations, partners' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Screen Partners IV, L.P. (a limited partnership) at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                       /s/ Ernst & Young LLP


New York, New York
January 20, 1998

                      F I N A N C I A L   S T A T E M E N T S

                                 BALANCE SHEETS

December 31, 1997 and 1996                               1997             1996
--------------------------                          ------------    ------------
ASSETS

CURRENT ASSETS:
Cash ...........................................    $    132,879    $    314,835
Temporary investments (at cost, plus accrued
  interest, which approximates market) .........       7,180,956      25,794,708
                                                    ------------    ------------
Total current assets ...........................       7,313,835      26,109,543
Investment in Joint Venture ....................      70,121,760      74,211,904
                                                    ------------    ------------
                                                    $ 77,435,595    $100,321,447
                                                    ============    ============
LIABILITIES AND PARTNERS' EQUITY

CURRENT LIABILITIES:
Due to managing general partner ................    $     35,696    $      4,960
Accrued unincorporated business tax ............         126,157         153,419
Overhead fees payable ..........................            --        23,839,420
                                                    ------------    ------------
Total current liabilities ......................         161,853      23,997,799
Partners' Equity:
General partners ...............................            --              --
Limited partners ...............................      77,273,742      76,323,648
                                                    ------------    ------------
Total partners' equity .........................      77,273,742      76,323,648
                                                    ------------    ------------
                                                    $ 77,435,595    $100,321,447
                                                    ============    ============



                       See notes to financial statements.

                      F I N A N C I A L   S T A T E M E N T S

                            STATEMENTS OF OPERATIONS

Years ended December 31, 1997, 1996, 1995          1997          1996         1995
--------------------------------------------     --------      --------     --------
Revenues:

Income from Joint Venture .................   $14,716,819   $77,285,458   $ 9,531,277
Interest income ...........................       256,120     2,633,888     2,604,893
                                              -----------   -----------   -----------
                                               14,972,939    79,919,346    12,136,170
Costs and expenses:
General and administrative ................       467,289     3,209,723     4,078,150
                                              -----------   -----------   -----------
Income before income tax ..................    14,505,650    76,709,623     8,058,020
Unincorporated business tax ...............          --       1,148,519          --
                                              -----------   -----------   -----------
Net income ................................   $14,505,650   $75,561,104   $ 8,058,020
                                              ===========   ===========   ===========
Net income allocated to:
General partners ..........................   $ 1,450,565   $ 2,908,830   $    80,580
Limited partners ..........................    13,055,085    72,652,274     7,977,440
                                              -----------   -----------   -----------
                                              $14,505,650   $75,561,104   $ 8,058,020
                                              ===========   ===========   ===========
Net income per a $500 limited partnership
  unit (based on 800,000 units outstanding)   $     16.32   $     90.82   $      9.97
                                              ===========   ===========   ===========
Cash distribution per $500 limited
   partnership unit .......................   $     15.25   $    131.50   $     75.00
                                              ===========   ===========   ===========


                       See notes to financial statements.



                         STATEMENTS OF PARTNERS' EQUITY

                                                  General          Limited
Years ended December 31, 1997, 1996 and 1995      Partners         Partners             Total
--------------------------------------------    -----------      -----------      ------------
Partners' equity, January 1, 1995 .......      $      --       $ 165,350,987     $ 165,350,987
Net income, 1995 ........................           80,580         7,977,440         8,058,020
Distributions, 1995 .....................         (606,060)      (60,000,000)      (60,606,060)
Allocation under Treasury Regulation
  Section 1.704 - 1(b) ..................          525,480          (525,480)             --
                                               -----------     -------------     -------------
Partners' equity, December 31, 1995 .....             --         112,802,947       112,802,947
Net income, 1996 ........................        2,908,830        72,652,274        75,561,104
Distributions, 1996 .....................       (6,840,403)     (105,200,000)     (112,040,403)
Allocation under Treasury Regulation
  Section 1.704 - 1(b) ..................        3,931,573        (3,931,573)             --
                                               -----------     -------------     -------------
Partners' equity, December 31, 1996 .....             --          76,323,648        76,323,648
Net income, 1997 ........................        1,450,565        13,055,085        14,505,650
Distributions, 1997 .....................       (1,355,556)      (12,200,000)      (13,555,556)
Allocation under Treasury Regulation
  Section 1.704 - 1(b) ..................          (95,009)           95,009              --
                                               -----------     -------------     -------------
Partners' equity, December 31, 1997 .....      $      --       $  77,273,742     $  77,273,742
                                               ===========     =============     =============


                       See notes to financial statements.

                      F I N A N C I A L   S T A T E M E N T S

                            STATEMENTS OF CASH FLOWS

Years ended December 31, 1997, 1996 and 1995                1997             1996             1995
--------------------------------------------          -------------    -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ........................................   $  14,505,650    $  75,561,104    $   8,058,020
Adjustments to reconcile net income to net
 cash provided by operating activities:
   Decrease (increase) in accrued
     interest receivable ..........................         136,716          (10,131)         245,769
   Charge on overhead fee payable .................          13,244        2,296,670        2,646,998
   Net change in operating assets and liabilities:
    Increase (decrease) in due to
      managing general partner ....................          30,736          (55,768)          53,013
    (Decrease) increase in accrued
      unincorporated business tax .................         (27,262)         153,419             --
    Decrease in other liabilities .................            --           (100,000)            --
    Increase in overhead fee payable ..............            --               --              9,308
    Drawing on overhead fee .......................     (23,852,664)      (4,000,000)      (5,050,000)
                                                      -------------    -------------    -------------
Net cash (used in) provided by operating activities      (9,193,580)      73,845,294        5,963,108
                                                      -------------    -------------    -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Distributions received from Joint Venture
 in excess of equity in income ....................            --               --         34,920,896
Decrease (increase) in investment in Joint Venture        4,090,144       21,479,408          (78,566)
Net sales of temporary investments, with
    maturities of three months or less, net .......      18,477,036       16,638,031       16,913,875
                                                      -------------    -------------    -------------
Net cash provided by investing activities .........      22,567,180       38,117,439       51,756,205
                                                      -------------    -------------    -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to partners .........................     (13,555,556)    (112,040,403)     (60,606,060)
                                                      -------------    -------------    -------------
Net cash used in financing activities .............     (13,555,556)    (112,040,403)     (60,606,060)
                                                      -------------    -------------    -------------
Net decrease in cash ..............................        (181,956)         (77,670)      (2,886,747)
Cash, beginning of year ...........................         314,835          392,505        3,279,252
                                                      -------------    -------------    -------------
Cash, end of year .................................   $     132,879    $     314,835    $     392,505
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

     The Partnership Agreement provides that all profits, losses and distributable cash ("Proceeds"), are allocated 99% to the limited partners and 1% to the general partners until the Partnership has satisfied certain tests. Thereafter, all Proceeds will be allocated 90% to the limited partners and 10% to the general partners until additional tests have been satisfied. Thereafter, Proceeds will be allocated 80% to the limited partners and 20% to the general partners. Cash generated by net gain from sale, as defined, will be allocated 85% to the limited partners and 15% to the general partners once the general partners have recovered an aggregate of 15% of the total cash generated by net gain from sale. The Partnership Agreement provides for the special allocation of income and gain, in accordance with Treasury Regulation Section 1.704-1(b), to eliminate any capital account deficit created through cash distributions to the general partners. This special allocation has a reverse effect in 1997 with a reverse allocation of $95,009 and special allocation in 1996 and 1995 amounting to $3,931,573 and $525,480 respectively, which represents $0.12, $4.91 and $0.66 per $500 limited partnership unit, respectively. Cash distributions to the limited partners are allocated pro rata according to the capital accounts of the respective limited partners.

2.   SUMMARY OF SIGNIFICANT  ACCOUNTING POLICIES

Income taxes: No provision has been made for income taxes except for the City of New York unincorporated business tax since the income or loss of the Partnership is required to be reported by the respective partners on their income tax returns (see Note 7).


3.   TEMPORARY INVESTMENTS

Temporary investments consisted of the following:

                         1997           1996
                     --------      ---------
Commercial
  paper ........  $ 7,180,956    $25,794,708
                  ===========    ===========


All  commercial  paper is rated by Standard & Poor's A1 or A1+.

1997 commercial paper matured between January 8 and January 23, 1998 and had interest rates ranging from 5.55% to 5.63%.

1996 commercial paper matured between January 2 and January 23, 1997 and had interest rates ranging from 5.25% to 5.38%.


4.   INVESTMENT IN JOINT VENTURE

The Partnership entered into a Letter Agreement ("the Buyout Agreement") with Disney dated September 11, 1995 providing for the sale to Disney of all of the Partnership's interest in the Joint Venture. The Buyout Agreement provides for the payment of the purchase price of $330,000,000, in cash (subject to certain adjustments with respect to revenues received from the exploitation of animated films). Closing is scheduled to occur on November 30, 1998 subject to satisfaction of certain customary conditions. In addition to the purchase price, the Buyout Agreement provides that Buena Vista Pictures Distribution, Inc. ("BV") will continue to account for and make payments to the Joint Venture, as required by the Distribution Agreement for all revenues received by BV through April 30, 1998.

     As a result of the Buyout Agreement, the Partnership began using the cost method of accounting starting January 1, 1996. Under the cost method, distributions received are recognized as income and investments will be reduced in proportion to the actual cash received to ultimate revenues expected to be received.

     The investment in the Disney-Silver Screen IV Joint Venture (the "Joint Venture") was accounted for using the equity method of accounting. Under the equity method, the investment was initially recorded at cost, and was thereafter increased by additional investments, adjusted by the Partnership's share of the Joint Venture's results of operations, and reduced by distributions received from the Joint Venture. The Joint Venture's fiscal year ends September 30, while the Partnership's fiscal year ends December 31. The 1995 statements of operations reflect the Joint Venture's results of operations for its fiscal year ended September 30, 1995.

For each Joint Venture film, all revenues received by the Joint Venture are allocated and distributed first to the Partnership and Disney in proportion to their respective investments in the budgeted or acquisition cost of each film until each has recovered its investment; second, net of participations, to Disney until it recovers any amounts paid for cost overruns; and thereafter, net of participations, 75% to the Partnership and 25% to Disney (adjusted for any Disney investment in the film other than cost overruns) until the Partnership has received an amount equal to 150% of its investment; and thereafter, 62 1/2% to the Partnership and 37 1/2% to Disney (adjusted for any Disney investment in the film other than cost overruns).

The condensed statements of income for the Joint Venture for the year ended September 30, 1995 were as follows:


                                                                        1995
                                                                   ------------
Revenues ....................................................      $ 83,979,513
Amortization of film production costs .......................       (57,665,111)
Participation expense .......................................        (7,594,341)
Net income ..................................................      $ 18,720,061
                                                                   ============

The Partnership's share of the September 30, 1995 net income was $9,531,277.

     Films costs include production costs, a 17.5% overhead charge on the budgeted film cost (payable 13.5% to Disney and 4% to the MGP), a development fee of $500,000 for each film payable to Disney, and interest on development costs, as contractually defined, payable to Disney. Film production costs are charged to earnings on an individual film basis in the ratio that the current year's revenues bear to Joint Venture management's estimate of ultimate revenues to be received from all sources. See Note 6 with respect to the Joint Venture's distribution agreement.

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

     All of the Joint Venture's motion pictures are completed, have been released, and are currently in secondary markets (home video, pay television, free television, and syndication). Based on Joint Venture management's ultimate revenue estimates at September 30, 1996, all unamortized film production costs will be amortized during the next year.

     Participations represent a participant's share of a motion picture's profits as contractually defined. An ultimate participation expense is determined for each motion picture using ultimate revenues. Revenue forecasts for all motion pictures are reviewed by Joint Venture management and ultimate participation expense is revised when warranted. Ultimate participation expense is charged to earnings on an individual film basis in the ratio that current year's revenues bear to Joint Venture management's estimate of the ultimate revenues to be received from all sources. Pursuant to the Joint Venture agreement, Disney is entitled to a participation in the profits of all animated films.

5.   OVERHEAD FEES PAYABLE

The Partnership Agreement provides that overhead fees received by the Partnership for the benefit of the MGP (see Note 4) will remain on account with the Partnership with the understanding that the MGP may draw from such account from time to time, in order to cover its actual operating expenses not reimbursed from other sources. Such amounts are included in the temporary investments and earn interest which accrues to the Partnership. The fees remaining on account will earn 10% per annum (compounded quarterly) for the MGP. The amount included in general and administrative expenses for the years ended December 31, 1996 and 1995 is $2,296,670 and $2,646,997, respectively. The balance of $23,852,664 of such overhead fee was paid on January 2, 1997.


6.  AGREEMENT WITH RELATED PARTIES

The Joint Venture entered into a distribution agreement with Buena Vista Pictures Distribution, Inc. ("Buena Vista), a wholly-owned subsidiary of Disney. The agreement provides that the Joint Venture grant Buena Vista a license to distribute all the Joint Venture's films in all media throughout the world through December 31, 1998. The distribution agreement provides that if the revenues received by the Joint Venture for a Joint Venture film were less that 100% of the film's budgeted film cost or acquisition cost, as defined, actually expended, then, five years after the release of that film, Buena Vista, to the extent it retained revenues from that film, would pay the Joint Venture an additional amount (the "Revenue Shortfall Payment") sufficient to return the budgeted film cost or acquisition cost actually expended. If revenues retained by Buena Vista are not sufficient to return the budgeted film cost or acquisition cost, then the Joint Venture will receive 100% of the gross receipts (net of certain distribution costs) until the Joint Venture has received an amount equal to the unreimbursed portion of the revenue shortfall. Buena Vista will be entitled to recoup any Revenue Shortfall Payments from the Joint Venture's share of film revenue from such film after the Joint Venture has recouped its investment. The Partnership received Revenue Shortfall Payments during the years ended December 31, 1997 and 1996 of $6.4 million and $87.0 million, respectively. Disney guaranteed Buena Vista's obligation to make Revenue Shortfall Payments.

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


================================================================================
                                                                       Unaudited


Value per unit based on annual appraisal
----------------------------------------

The appraised value per unit based upon projected cash flow as of December 31, 1997 is $320. The appraised value does not consider the time value of money.


Cash distributions
------------------

The Partnership made two distributions in 1997 totaling $15.25 or 3% per $500 unit. Cumulative distributions through December 31, 1997 totaled $742 or 148% per unit.


Availability of Form 10-K
-------------------------

A copy  of the  Partnership's  Annual  report  to the SEC on  Form  10-K  may be obtained  without  charge by  writing  to the  Partnership,  c/o  Silver  Screen
Management  Services,  Inc.,  Chelsea  Piers-Pier 62, Suite 300, New York, N.Y.,
10011

Silver Screen Management Services, Inc.
Chelsea Piers-Pier 62
Suite 300 New York, NY 10011
(212) 336-6700


                                    Bulk Rate
                                  U. S. Postage
                                      PAID
                                  Permit #1665
                                  Brooklyn, NY